VIA EDGAR	201 Redwood Shores Parkway Redwood Shores, CA 94065-1134 +1 650 802 3000 tel +1 650 802 3100 fax

December 4, 2012	James R. Griffin +1 (650) 802-3150 james.griffin@weil.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Mr. Daniel F. Duchovny, Special Counsel

Re:	Riverbed Technology, Inc.

Registration Statement on Form S-4

Filed November 14, 2012

File No. 333-184932

Schedule TO

Filed November 14, 2012 by Octagon Acquisition Corp. and Riverbed Technology, Inc.

File No. 005-60291

Dear Mr. Duchovny:

This letter is sent on behalf of Riverbed Technology, Inc. (“Riverbed”) and Octagon Acquisition Corp. (“Acquisition Sub,” and, collectively with Riverbed, the “Filing Persons,” “we” or “our”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter to Riverbed, dated November 29, 2012 (the “Comment Letter”) regarding the above-referenced filings.

Please note that the Filing Persons today filed with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and Amendment No. 5 to the Schedule TO.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold italics, the text of the Staff’s comment prior to each response in the same order as presented in the Comment Letter. All references to page numbers in our responses are to the page numbers of Amendment No. 1.

Mr. Duchovny December 4, 2012 Page 2

Form S-4 filed on November 14, 2012

General

1.	Comment: Any comments pertaining to the Form 10-K for the fiscal year ended December 31, 2011 must be resolved before we are able to complete our review of the above cited registration statement.

Response: The Staff’s comment is noted. We understand that the Staff has completed its review of Riverbed’s Form 10-K for the fiscal year ended December 31, 2011, pursuant to a letter received by Riverbed from the Staff on November 30, 2012.

Questions and Answers Regarding the Transaction, page iv

2.	Comment: Please revise the question and answer at the end of page viii and beginning of page ix to specify the number of shares that must be tendered such that your exercise of the top-up option in full would result in your ownership of sufficient shares to effect a short-form merger subsequent to the expiration of the offer.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the Filing Persons have revised the answer to the question “What is the ‘top-up option’ and when will it be exercised” on page ix of Amendment No. 1 by adding the following sentence:

“Based on the number of shares of OPNET common stock outstanding on November 29, 2012, on a fully-diluted basis, the tender of at least 13,931,445 shares of OPNET common stock will be sufficient, together with the exercise of the top-up option, to enable us to effect a short-form merger promptly following the expiration of the Offer and acceptance of the shares by us pursuant to the Offer.”

Cautionary Statement Regarding Forward-Looking Statements, page xiii

3.	Comment: The safe harbor for forward-looking statement provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statement made in connection with the offer. We also note that several of your Rule 425 prospectuses also contain references to the Private Securities Litigation Reform Act’s safe harbor. Please confirm to the staff that any future Rule 425 prospectus related to your tender offer will not contain the Private Securities Litigation Reform Act disclaimer.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the Filing Persons have deleted the reference to the safe harbor on page xiii and confirm that any future Rule 425 prospectus related to our tender offer will not contain the Private Securities Litigation Reform Act disclaimer.

Mr. Duchovny December 4, 2012 Page 3

Summary Selected Historical Financial Data, page 16

4.	Comment: Please provide the ratio of earnings to fixed charges, as required by Item 1010(c)(4) of Regulation M-A.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the Filing Persons have revised the disclosure under “Riverbed Summary Selected Historical Financial Data” on page 16 to include the ratio of earnings to fixed charges, as required by Item 1010(c)(4) of Regulation M-A.

Background of the Offer and the Merger, page 57

5.	Comment: Please revise your disclosure to describe the negotiations with Mr. Cohen, Mr. Cohen and Mr. Wesley relating to their new employment agreements.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure under “Background of the Offer and the Merger” on pages 58, 59 and 60 to describe the discussions with Marc Cohen and Alain Cohen relating to the employment offer letters that were entered into on October 28, 2012 as follows:

The following sentence was added to the paragraph beginning “On September 4-5, 2012” on page 58:

“During these on-site due diligence meetings, Messrs. Brady and O’Farrell met with Marc Cohen and Alain Cohen and discussed with them whether they intended to remain with OPNET following the potential transaction and, if so, what roles they envisioned.”

The following paragraph was added after the paragraph beginning “On September 26, 2012” on page 59:

“On October 2, 2012, Mr. O’Farrell and Eric Wolford, President, Products and Marketing, of Riverbed, met Marc Cohen and Alain Cohen for dinner. Over dinner, Messrs. O’Farrell and Wolford discussed the proposed roles of Marc Cohen and Alain Cohen in the combined business.”

The following paragraph was added after the paragraph beginning “On October 20, 2012” on page 60:

“On October 23, 2012, representatives of Riverbed discussed with Marc Cohen and Alain Cohen the proposed post-closing roles and compensation packages for certain OPNET executive and non-executive employees, including Marc Cohen, Alain Cohen and Mel F. Wesley, OPNET’s Vice President and Chief Financial Officer. These roles and compensation packages were consistent with the employment offer letters ultimately entered into with Marc Cohen, Alain Cohen and Mel Wesley on October 28, 2012.”

The following paragraph was added after the paragraph beginning “From October 23rd” on page 60:

“On October 25, 2012, representatives of Riverbed distributed to Marc Cohen proposed employment offer letters for certain OPNET employees (including with Marc Cohen, Alain Cohen and Mel F. Wesley, OPNET’s Vice President and Chief Financial Officer).”

The paragraph beginning “On October 28, 2012” on page 60 was revised as follows:

“On October 28, 2012, representatives of Cooley advised Weil that the Compensation Committee of the OPNET board unanimously approved the employment offer letters (including with Marc Cohen, Alain Cohen and Mr. Wesley) and certain employment compensation, severance and other employee benefit arrangements for the purposes of the Rule 14d-10(2) safe harbor and that the OPNET board unanimously approved the merger agreement, the tender and support agreements, the Offer, the Merger and the related transactions. Later that evening following such approval, Riverbed and Acquisition Sub entered into the tender and support agreements with Marc Cohen and Alain Cohen, Riverbed entered into the non-competition agreements with certain representatives of OPNET and the employment offer letters (including with Marc Cohen, Alain Cohen and Mr. Wesley), and then Riverbed, Acquisition Sub and OPNET entered into the merger agreement.”

Riverbed supplementally advises the Staff that no direct discussions were held between Riverbed, on the one hand, and Mr. Wesley, on the other hand, regarding his particular employment offer letter, as the discussions with respect to employment offer letters in general were held directly between the Cohens and Riverbed.

Conditions to the Offer, page 68

6.	Comment: We note that the offer is not completely financed and is subject to a financing condition. We also note that you have provided for a possible waiver of the condition on the sixth business day prior to the expiration of the offer. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that, if the bidders have not waived the condition on the sixth day prior to the expiration of the offer, as described in this section of the offer document, five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response: The Staff’s comment is noted. We confirm the Filing Persons’ understanding that, (i) under Rule 14d-3(b)(1), the Filing Persons are required to amend the Schedule TO promptly to disclose a material change to the information previously disclosed, which, pursuant to the Staff’s position with respect to funding conditions, would include the offer becoming fully financed, and (ii) as a result, under Rule 14d-4(d) the Filing Persons are required to and therefore will disseminate the disclosure of a material change in a manner reasonably calculated to inform security holders.

Mr. Duchovny December 4, 2012 Page 4

In addition, if the Filing Persons do not waive the condition on the sixth business day prior to the expiration of the offer, the Filing Persons will thereafter ensure that at least five business days are remaining in the offer following disclosure of the material change or the offer will be extended so that at least five business days remain in the offer.

7.	Comment: Refer to the disclosure under the caption “General Conditions” on page 70. We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.” Defining the conditions as “an ongoing right which may be asserted at any time and from time to time,” suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Response: The Staff’s comment is noted. In response to the Staff’s comment, we have revised the first two paragraphs under the caption “General Conditions” on page 71 to reflect that the conditions to the offer may be waived or asserted at any time prior to the expiration of the offer. The relevant language is as follows:

“All of the foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, in whole or in part at any time and from time to time prior to the expiration of the Offer, in our sole discretion, and all conditions, other than the minimum tender condition, may be waived by us, in our sole discretion, in whole or in part at any time and from time to time prior to the expiration of the Offer. If, on the sixth (6th) business day immediately prior to the date of the expiration of the Offer, we reasonably determine in good faith that the financing is reasonably expected to be obtained on the date of the expiration of the Offer, we are required to waive the funding condition.

The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer.”

8.	Comment: Please revise to clarify the meaning of “the circumstances described above” that would allow you to not waive the funding condition.

Response: The Staff’s comment is noted.  In response to the Staff’s comment, we have revised the disclosure in the last sentence of the first paragraph under the caption “General Conditions” on page 71 as set forth in the response to Comment 7 above.

Mr. Duchovny December 4, 2012 Page 5

9.	Comment: We note the language that the bidders’ failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right.” If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Response: The Staff’s comment is noted. We confirm the Filing Persons’ understanding that when an offer condition (other than an offer condition that may only be determined upon the expiration of the offer) is triggered by events that occur during the offer period and before the expiration of the offer, the Filing Persons will promptly inform security holders as to how they intend to proceed.

10.	Comment: With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: The Staff’s comment is noted. We confirm the Filing Persons’ understanding that if an offer condition is triggered, the Filing Persons will notify security holders whether or not they have waived such condition.

Interests of Certain Persons in the Offer and the Merger, page 88

11.	Comment: Please revise this section to describe the employment agreement into which you entered with Mr. Cohen, Mr. Cohen and Mr. Wesley.

Response: The Staff’s comment is noted. In response to the Staff’s comment, we have revised the disclosure under “Interests of OPNET Executive Directors and Directors” by adding the following disclosure on page 90.

“In addition, on October 28, 2012, Marc A. Cohen, Alain J. Cohen and Mel F. Wesley, OPNET’s Vice President and Chief Financial Officer, each entered into an employment offer letter with us, pursuant to which such OPNET executives will become employees of Riverbed effective upon the closing of the Merger. See “Other Agreements Related to the Transaction – Employment Offer Letters on page 117 of this prospectus.”

Mr. Duchovny December 4, 2012 Page 6

In addition, a section entitled “Other Agreements Related to the Transaction – Employment Offer Letters” was added on page 117 with the disclosure set forth below.

“On October 28 2012, Riverbed entered into employment offer letters with Marc A. Cohen, Alain J. Cohen and Mel F. Wesley, as well as a number of non-executive employees of OPNET. These offer letters contemplate that these OPNET executives will become employees of Riverbed effective upon the closing of the Merger. Each OPNET executive’s employment with Riverbed will be “at will” and will be terminable by either the employee or Riverbed at any time and for any reason, with or without cause. The offer letters do not provide for any severance upon the termination of the OPNET executives’ employment.

The offer letters with Marc A. Cohen and Alain J. Cohen provide that they will hold the positions of Senior Vice President, Cascade Sales and Field Operations, and Senior Vice President, Office of the CTO, respectively. The target annual compensation at plan for each of them will be $547,500, consisting of a base salary of $365,000 per year and bonus incentive compensation of $182,500 per year, paid quarterly, pursuant to Riverbed’s management bonus incentive plan. Subject to approval of the Compensation Committee of Riverbed’s board of directors, each of them will be granted a restricted stock unit for a total of 20,000 shares of Riverbed common stock, which will vest 100% on January 1, 2014.

The offer letter with Mel F. Wesley provides that he will hold the position of Vice President, Finance. His target annual compensation at plan will be $392,350, consisting of a base salary of $295,000 per year and bonus incentive compensation of $97,350 per year, paid quarterly, pursuant to Riverbed’s management bonus incentive plan. Subject to approval of the Compensation Committee of Riverbed’s board of directors, he will be granted a restricted stock unit for a total of 10,000 shares of Riverbed common stock, which will vest 50% on May 15, 2013 and 50% on November 15, 2013.”

12.	Comment: On a related note, it appears you have not availed yourself of the safe harbor included in Rule 14d-10(d) with respect to the employment agreements referenced above. Thus, please provide us a legal analysis of your compliance with the provisions of Rule 14d-10(a)(2).

Response: The Staff’s comment is noted. The Filing Persons believe they have availed themselves of the safe harbor contemplated by Rule 14d-10(d) with respect to the employment offer letters entered into between Riverbed and each of Mr. Cohen, Mr. Cohen and Mr. Wesley. Such offer letters were approved by the Compensation Committee of the Board of Directors of OPNET on October 28, 2012 pursuant to the requirements of Rule 14d-10(d)(2)(i). In response to the Staff’s comment, the Filing Persons have revised the disclosure under the “Background of the Offer and the Merger” on page 60 to reflect the approval of such offer letters by the Compensation Committee of the Board of Directors of OPNET.

Mr. Duchovny December 4, 2012 Page 7

Additional Information

Where You Can Find Additional Information, page 122

13.	Comment: Please advise us why you have not incorporated by reference your Form 8-K filed on February 6, 2012, OPNET’s Form 8-K filed on May 14, 2012, and OPNET’s Form 8-K filed on May 9, 2012. Otherwise, please revise your registration statement to incorporate these items accordingly.

Response: The Staff’s comment is noted. In response to the Staff’s comment, we revised the section entitled “Where You Can Find Additional Information” on pages 126 and 127 to incorporate by reference Riverbed’s Current Report on Form 8-K filed on February 6, 2012 and OPNET’s Current Reports on Form 8-K filed on May 9, 2012 and May 14, 2012.

14.	Comment: While we recognize that any documents you file pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward- incorporation by reference. Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Response: The Staff’s comment is noted. We confirm that the Filing Persons will amend the Schedule TO to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4.

15.	Comment: Please revise to provide the undertaking in Item 512(a)(5) of Regulation S-K, or explain why this undertaking is not necessary.

Response: The Staff’s comment is noted. In response to the Staff’s comment, we have added the undertaking in Item 512(a)(5)(B)(ii).

If you have any questions or would like further information concerning the Filing Parties responses to the Comment Letter, please do not hesitate to contact me at (650) 802-3150. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin

cc:	Brett Nissenberg, Esq.

Keith Flaum, Esq.

Edwin Kim

Jan Woo